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SECUR  06006064 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 6857

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSO Partners, L.L.C.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

800 Shades Creek Parkway, Suite 700

(No. and Street)

Birmingham	AL	35209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cheryl Witt   205-380-1728

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gary Hutto Management Consulting, LLC

(Name – if individual, state last, first, middle name)

PO Box 382823	Birmingham	AL	352 -2823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 15 2006
THOMSON
FINANCIAL

MAIL RECEIVED
MAR 01 2006
WASH. D.C. 152

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

We, Charles R. White and Cheryl L. Witt, swear (or affirm) that, to the best of our knowledge and belief the accompanying statements of financial condition pertaining to the firm of CUSO Partners, LLC (the Company), as of December 31, 2005 and 2004 are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

_____
Signature

President and Chief Executive Officer
Title

_____
Signature

Chief Financial Officer
Title

_____
Notary Public

CONTENTS OF REPORT

This report contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Operations
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholder's Equity or Partners' or Sole Proprietors Capital
	(f)	Statements of Changes in Liabilities Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements for Broker-Dealers Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of Reserve Requirements Under Exhibit A to Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2005 and 2004

(With Independent Auditors' Report Thereon)

Gary Hutto Management Consulting, LLC
PO Box 382823
Birmingham, AL 35238-2823

Independent Auditor's Report

The Managing Members
CUSO Partners, L.L.C.:

I have audited the accompanying statements of financial condition of CUSO Partners, L.L.C., a Delaware limited liability company, (the Company) as of December 31, 2005 and 2004. The statements of financial condition are the responsibility of the Company's management. My responsibility is to express an opinion on the statements of financial condition based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of CUSO Partners, L.L.C. as of December 31, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

Birmingham, Alabama
February 26, 2006

CUSO PARTNERS, L.L.C.

Statements of Financial Condition

December 31, 2005 and 2004

Assets		2005		2004
Cash	$	488,472	$	411,359
Receivable from Broker-Dealer and Clearing Organization		6,716		39,590
Related Party Receivables		-		5,000
Furniture and Fixtures (less accumulated depreciation of $10,639 and $7,568 in 2005 and 2004, respectively)		1,233		4,303
Other Assets		37,683		40,720
Total Assets		**534,104**	$	**500,972**

Liabilities and Members' Equity

		2005		2004
Other Liabilities	$	13,302	$	46,943
Participating Dividends Payable		8,000		-
Total Liabilities		21,302		46,943
Members' Equity		512,802		454,029
Total Liabilities and Members' Equity	$	**534,104**	$	**500,972**

See accompanying notes to financial statements.

(1) Organization and Nature of Operations

CUSO Partners, L.L.C. (the Company), a Delaware limited liability company, is engaged in the buying and selling of investment securities as a registered broker-dealer with the Securities and Exchange Commission. It is a member of the National Association of Securities Dealers.

The Company began its operations on February 28, 2002 and has added members and member classes since that date. Its primary business consists of a credit union service organization providing security brokerage services to its members who generate substantially all of its commission revenue. During 2005, the managing members approved usage of the trade name of Cuso Partners Investments for the Company.

The Company has two offices—one located in Birmingham, Alabama and the other in Little Rock, Arkansas. The Company's financial statements are presented in accordance with accounting principles generally accepted in the United States of America. All securities transactions are settled through a clearing broker on a fully disclosed basis.

Sterne, Agee & Leach, Inc. (SAL or Clearing Firm) serves as the carrying broker. SAL clears and performs the majority of other back office operations and maintains and preserves all books and records required by applicable provisions of law and applicable rules of the Securities and Exchange Commission. Furthermore, the Company is a correspondent of the Sterne Agee Capital Markets (SACM or Reintroducing Firm), an affiliate of SAL (SAL and SACM and their affiliates are collectively referred to as Sterne herein).

Under the terms of the Company's agreement with Sterne, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on an account, although management expects no losses under this agreement.

The Company's membership consists of either federal or state chartered credit unions—the "Amended and Restated LLC Agreement of CUSO Partners, L.L.C." (LLC Agreement) maintains that the Company's principal purpose is the management of a credit union service organization. Participation in management, revenues, and other profits and expenses depends on the member's membership class. The Company has five classes of member, which pursuant to the LLC Agreement, are further subdivided into Managing Members and Non-Voting Members.

Managing Members:

The Managing Members are the only members with the right to vote on Company matters. In addition, only representatives of the Managing Members may serve on the management committee of the Company. The Managing Members receive the highest participation in commission revenues and participate in other income and overhead expenses, including certain profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

Non-Voting Members:

The Non-Voting Members include the L-class, M-Class, S-Class and A-Class. The L-Class receives the same participation in commission revenues and in other income and overhead expenses as the Managing Members class except that L-Class members do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The M-Class members receive a stated participation in revenues, which is lower than the Managing Members or L-Class because the M-Class members are not allocated overhead expenses. M-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The S-Class members receive a stated participation in revenues, which is lower than the M-Class members because such members are not allocated overhead expenses and contribute a lesser amount of capital to the Company. S-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

The A-Class members receive a stated participation in revenues, which is lower than the M-Class members but higher than the S-Class members because such members are not allocated overhead expenses and contribute a higher amount of capital to the Company than the S-Class. A-Class members also do not participate in profits resulting from revenue transactions effected by and for the benefit of M-Class, S-Class, or A-Class interests.

Other LLC Agreement Provisions:

In order to receive a quarterly distribution, each Managing Member and L-Class member must have a capital account balance of $25,000. Each Managing Member and L-Class member is also required to maintain a minimum capital account balance of $10,000 as computed on a quarterly basis and must cure any deficiency in such required capital account balance by the end of the next calendar quarter. The LLC Agreement provides for various penalties for failure to maintain minimum net capital, including disassociation as defined in the LLC agreement.

The LLC agreement provides that M-Class interests issued to multi-member credit union service organizations or A-Class interests issued to trade associations may be issued in fractional units to, and in the name of, the credit unions composing each such service organization or trade association.

A withdrawing Managing Member or L-Class member may have his interest in the LLC purchased in an amount equal to his then capital account balance (calculated as of the end of the next quarter following the calendar quarter in which the notice to withdraw is received) by the Company or a member. However, a withdrawing M-Class, S-Class, and A-Class member may have his interest in the LLC purchased in an amount equal to 80% of the initial consideration paid for the interest or the fractional interest thereof.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer. The Company principally engages in principal transactions in the buying and selling of fixed-income investment securities.

(b) Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The carrying amounts reported in the accompanying statements of financial condition for cash and cash equivalents approximate their fair values.

(c) Furniture and Fixtures

Furniture, equipment, and leasehold improvements are recorded at cost. Depreciation of furniture and equipment is provided on a straight-line basis over the estimated useful lives of the assets ranging from three to five years.

(d) Accounting for Securities Transactions and Commissions

Securities trading revenue, commission income, and related expenses are recorded on a trade date basis. Securities owned and receivables/payables with brokers and customers are also recorded on that basis.

(e) Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and thus no income tax expense has been recorded in the accompanying statements of operation because all income and loss of the Company flows through to the members in accordance with Sub-Chapter K of the Internal Revenue Code of 1986, as amended. The Company's net income or loss is generally specially allocated according to defined percentages and transactions among the members in accordance with the LLC Agreement as amended from

time to time through actions of the Managing Members. Generally, such income is not taxable because of specific tax exemptions provided by federal and/or state law.

(f) Use of Estimates in Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(3) Contingent Liabilities and Commitments

There were no contingent liabilities or commitments outstanding as of December 31, 2005 or 2004. Furthermore, there were no liabilities subordinated to claims of general creditors during the years ended December 31, 2005 and 2004. The Company is subject to the risk of litigation occurring in the ordinary course of its business. However, on the basis of information furnished by legal counsel and others, management is not aware of any potential litigation against the Company.

(4) Intangible Asset

During 2005 and 2004, the Company performed impairment tests and determined that there is no impairment of the single $30,000 unamortized intangible asset reflected in the December 31, 2005 and 2004 financial statements. This intangible represents the value of the broker-dealer license held by the Company. Under Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* intangible assets with indefinite lives are not amortized but, rather, are evaluated annually for impairment.

(5) Regulatory Requirements and Net Capital

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At December 31, 2005 and 2004, the Company had net capital of $469,286 and $399,406, which was $464,286 and $394,406 in excess of required net capital, respectively.

The Company claims an exemption from the provisions of the Securities and Exchange Commission's Customer Protection—Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(6) Transactions with Clearing Firm

As further discussed in note 1, SAL and SACM provide clearing services and reintroducing services to the Company, respectively, in the normal course of

operations pursuant to the "Fully Disclosed Correspondent/Clearing Agreement". Amounts for such services, among other things, are paid pursuant to the "Exclusive Management Services Agreement" (Services Agreement) between the Company and SACM. The amounts paid for such services are included in the execution and clearance captions in the accompanying statements of operations. Fees for such services paid to Sterne aggregated $209,897 and $441,727 in 2005 and 2004, respectively.

SAL serves as custodian for the Company for cash and other property owned by it or in its fiduciary accounts. Substantially all of the cash shown in the accompanying statements of financial condition is, or was, held by SAL in interest bearing brokerage accounts. One such account, a clearing deposit account, maintains a $10,000 balance. Any interest earned by the clearing deposit account is swept monthly to the Company's operating brokerage account.

Pursuant to the Services Agreement, SACM (and its affiliates) provides certain general management, regulatory, compliance and trading services to the Company. In accordance with the Services Agreement, direct, out-of-pocket expenses incurred by SACM, including audit expenses, are reimbursed by the Company. However, the Services Agreement provides that SACM will receive no reimbursement for normal office expenses, overhead and employment expenses. During both 2005 and 2004, Sterne shared various out-of-pocket travel and seminar expenses with the Company based on the mutually agreed-on premise that such expenses benefit both parties.

As of December 31, 2005 and 2004, Sterne owed the Company $6,716 and $39,590, respectively, in net commissions receivable (shown in the statements of financial condition under the classification receivable from broker-dealer and clearing organization). Sterne uses a clearing account to determine net commissions receivable. Sterne uses this account to record a) commissions due the Company, b) execution and clearing expenses due Sterne and c) expenses paid by Sterne on behalf of the Company. The amounts shown in the accompanying statements of financial condition as receivable from broker-dealer and clearing organization are net of the expenses described in the preceding sentence.

(7) Related Party Transactions

The five employees of the Company, including the President, CFO, Chief Compliance Officer and AML Officer, are also employees of Sterne but receive no compensation for their services in connection with the work they perform for the Company. As explained in note 6 above, the Company, pursuant to the Services Agreement receives a fee for its management of the Company. However, Sterne is reimbursed for any direct out-of-pocket travel, seminar or marketing expenses incurred on behalf of the Company.

The $5,000 related party receivable shown on the accompanying statements of financial condition as of December 31, 2004, pertains to an employee advance. This employee advance was repaid to the Company in full on January 12, 2005.

(8) Concentration of Credit Risk

The Company is engaged in trading fixed-income investment securities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the policy of SAL to review, as necessary, the credit standing of each such counterparty.